UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-42254

Rezolve AI plc

(Translation of registrant’s name into English)

21 Sackville Street,

London, W1S 3DN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Rezolve AI plc (“Rezolve” or the “Company”) has been notified that a civil complaint was filed against the Company and Daniel Wagner in the Supreme Court of the State of New York, New York County, by JBAAM Special Opportunities Fund II LLC and YA II PN, Ltd., in connection with the parties’ securities purchase agreement dated February 21, 2025.

The Company believes the complaint is without merit and intends to vigorously defend the matter through all appropriate legal channels, including the potential pursuit of counterclaims.

The Company does not consider the litigation to have any bearing on its operational performance, strategic direction, or other business activities.

Except as required by law, the Company does not intend to comment further on the ongoing litigation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 25, 2025

By:	/s/ Daniel Wagner
Name:	Daniel Wagner
Title:	Chief Executive Officer and Chairman